LOPRO

Integrated finance company
LOPRO CORPORATION





File Number: 82-4664

September 26, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: AKIRA SUZUKI
HEAD OF PUBLIC RELATIONS AND INVESTOR RELATIONS DIVISION

RECEIVED
2005 NOV 10 P 3:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LOPRO CORPORATION

Index

Translation for:

1. Outline of Quarterly Business Results for the First Quarter ended June 30, 2005 (Consolidated)

2. Announcement of Purchase of Treasury Stock through Market (Acquisition of treasury stock pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code)

3. Announcement of Purchase of Treasury Stock through Market and Completion Thereof (Acquisition of treasury stock pursuant to the provisions of paragraph 1-2 of Article 211-3 of the Commercial Code)

4. Brief Description of Japanese Language Documents

File Number: 82-4664

(Summary English Translation)

**Outline of Quarterly Business Results for the First Quarter ended June 30, 2005 (Consolidated)**

August 19, 2005

LOPRO CORPORATION
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and Head of Public Relations and Investor Relations Division

Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))

Tel.: (075) 321-6161



**1. Matters regarding the Preparation, Etc. of the Outline of Quarterly Business Results**

(1) Adoption of simplified accounting method: Not applicable.

(2) Changes in the accounting method from the latest consolidated accounting year: Not applicable.

(3) Changes in scope of consolidation and application of equity method: Not applicable.

**2. Outline of Consolidated Business Results (April 1, 2005 through June 30, 2005)**

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

| | Operating Revenues | Operating Income | Ordinary Income | Net Income (Three months) |
|---|---|---|---|---|
| Three months ended June 30, 2005 | ¥6,056 million (15.8%) | ¥756 million (-29.8%) | ¥593 million (-43.2%) | ¥522 million (-49.1%) |
| Three months ended June 30, 2004 | ¥5,228 million (-15.9%) | ¥1,076 million (-7.4%) | ¥1,046 million (4.2%) | ¥1,026 million (9.1%) |
| (For Reference) Year ended March 31, 2005 | ¥22,145 million | ¥4,058 million | ¥3,421 million | ¥3,596 million |

| | Net Income per Share | Net Income per Share (fully diluted) |
|---|---|---|
| Three months ended June 30, 2005 | ¥4.68 | ¥3.82 |
| Three months ended June 30, 2004 | ¥11.48 | ¥9.52 |
| (For reference) Year ended March 31, 2005 | ¥37.59 | ¥32.22 |

*(Note) The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the relevant quarter of the preceding year.*

Qualitative Information Concerning Progress in Results of Operations (Consolidated)

The Japanese economy during the first quarter of this consolidated accounting period has maintained a recovery trend. Under such circumstances, the Company has advanced toward enhancement of good loan assets, as well as promotion of loans on deed, based on strict examination and administration and diversification of risks, in order to bring in new customers and to increase profit.

As a result, the balance of loans as at the end of the first quarter of this consolidated accounting period was 31,950 million yen for commercial notes (decreased by 5.3% compared to the end of the previous consolidated accounting period), 102,095 million yen for guaranteed loans on notes (decreased by 1.3% compared to the end of the previous consolidated accounting period) and 8,179 million yen for loans on deed (increased by 102.0% compared to the end of the previous consolidated accounting period), and the amounts of outstanding loans as at the end of the first quarter of this consolidated accounting period increased by 0.7% compared to the end of the previous consolidated accounting period, to 142,226 million yen.

The operating revenues increased by 15.8% compared to the relevant quarter of the previous year, to 6,056 million yen, in line with the increase in operating loans. As to the selling and general administrative expenses, the personnel, non-personnel and loan loss-related expenses increased by 1,024 million yen compared to the relevant quarter of the previous year, which moved as originally expected. As a result, operating income was 756 million yen (decreased by 29.8% compared to the relevant quarter of the previous year). Ordinary income was 593 million yen (decreased by 43.2% compared to the relevant quarter of the previous year), due to payments of interest for straight bonds issued during the previous year which was recorded as non-operating expenses. As a result, net income for the three months ended June 30, 2005 was 522 million yen (decreased by 49.1% compared to the relevant quarter of the previous year), which basically moved as originally expected.

(2) . Changes in Financial Condition (Consolidated)

| | Total Assets | Shareholders' Equity | Ratio of Shareholders' Equity to Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| Three months ended June 30, 2005 | ¥240,574 million | ¥109,800 million | 45.6% | ¥983.66 |
| Three months ended June 30, 2004 | ¥236,813 million | ¥93,576 million | 39.5% | ¥1,045.09 |
| (Reference) Year ended March 31, 2005 | ¥242,987 million | ¥109,780 million | 45.2% | ¥984.20 |

Consolidated Statement of Cash Flow

| | Cash provided by Operating Activities | Cash provided by Investing Activities | Cash provided by Financing Activities | Cash and Cash Equivalents at End of Period |
|---|---|---|---|---|
| Three months ended June 30, 2005 | -¥3,496 million | -¥456 million | -¥122 million | ¥41,588 million |
| Three months ended June 30, 2004 | -¥1,062 million | -¥3 million | ¥14,375 million | ¥41,344 million |
| (For reference) Year ended March 31, 2005 | -¥18,948 million | ¥777 million | ¥35,800 million | ¥45,664 million |

Qualitative Information Concerning Changes in Financial Condition (Consolidated)

Total assets as of the end of the first quarter of this consolidated accounting period was 240,574 million yen, which was compressed by 2,412 million yen compared to the end of the previous consolidated accounting period due to the decreases in repayment of short-term borrowings and in reserve for losses incurred in disputes over loans due to disposal of bad loans. As a result, ratio of shareholders' equity to assets increased to 45.6%, compared to 45.2% as of the end of the previous consolidated accounting period.

Statement of cash flow is as follows:

(i) Cash Flow from Operating Activities

Net cash used for operating activities was 3,496 million yen. This is attributable to the decreases in repayment of borrowings for increased loans and bills discounted and liquidation of commercial notes and in reserve for losses incurred in disputes over loans due to disposal of bad loans.

(ii) Cash Flow from Investing Activities

Net cash used for investing activities was 456 million yen. This is attributable to the expenditure for acquisition of tangible fixed assets for the refurbishment of buildings of branch offices into apartments for rent.

(iii) Cash Flow from Financing Activities

Net cash used for financing activities was 122 million yen. This is due to the fact that primarily dividend payments exceeded the net increase in proceeds from borrowings.

As a result, cash and cash equivalent as at the end of the first quarter decreased by 4,075 million yen to 41,588 million yen, compared to the end of the previous consolidated accounting period.

## 3. Qualitative Information Concerning Forecast of Consolidated Business Results

There is no change to the forecast of the consolidated business results, as the consolidated business results for this quarter are steadily achieved against the annual forecast released on May 20, 2005.

(Reference) Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

| | Operating Revenues | Ordinary Income | Net Income |
|---|---|---|---|
| Interim | ¥12,500 million | ¥1,700 million | ¥1,400 million |
| Annual | ¥26,000 million | ¥4,800 million | ¥4,500 million |

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors.*

File Number: 82-4664

(English Translation)

September 6, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Public Relations
and Investor Relations Division
Tel.: (075) 321-6161

Announcement of Purchase of Treasury Stock through Market
(Acquisition of treasury stock pursuant to the provisions of
paragraph 1-2 of Article 211-3 of the Commercial Code)

We hereby announce that the Company has conducted the purchase of treasury stock through market for acquisition of treasury stock pursuant to the provisions of paragraph 1-2, Article 211-3 of the Commercial Code, as described below.

1. Purchase period:

   August 1, 2005 to August 31, 2005

2. Number of shares purchased:

   841,100 shares

3. Aggregate amount of acquisition price:

   ¥659,268,500

4. Method of purchase:

   Purchase through the market by way of trust establishment at the Osaka Securities Exchange

(For Reference)

1. Matters concerning acquisition of treasury stock resolved at the Ordinary General Meeting of Shareholders held on July 13, 2005

   (1) Type of shares to be acquired:

   Shares of common stock of the Company

   (2) Aggregate number of shares to be acquired:

   Up to 2,500,000 shares (2.19% of the total number of outstanding shares)

   (3) Aggregate amount of acquisition price of shares to be acquired:

   Up to ¥2,000 million

   (4) Schedule for acquisition of treasury stock:

   July 14, 2005 to September 22, 2005

2. Cumulative total of treasury stock purchased during the period from the date of resolution at the Ordinary General Meeting of Shareholders (July 13, 2005) up to August 31, 2005

   (1) Number of shares purchased:

   1,324,400 shares

   (2) Aggregate amount of acquisition price:

   ¥1,043,185,800

File Number: 82-4664

(English Translation)

September 26, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Public Relations
and Investor Relations Division
Tel.: (075) 321-6161

Announcement of Purchase of Treasury Stock through Market and Completion Thereof
(Acquisition of treasury stock pursuant to the provisions of
paragraph 1-2 of Article 211-3 of the Commercial Code)

We hereby announce that the Company has conducted the purchase of treasury stock through the market for acquisition of treasury stock pursuant to the provisions of paragraph 1-2, Article 211-3 of the Commercial Code, as described below.

Furthermore, we hereby announce that the Company has completed its acquisition of treasury stock which was determined by the resolution of the Ordinary General Meeting of Shareholders of the Company held on July 13, 2005.

1. Purchase period:

September 1, 2005 to September 16, 2005

2. Number of shares purchased:

524,300 shares

3. Aggregate amount of acquisition price:

¥406,749,600

4. Method of purchase:

   Purchase through the market by way of trust establishment at the Osaka Securities Exchange

(For Reference)

1. Matters concerning acquisition of treasury stock resolved at the Ordinary General Meeting of Shareholders held on July 13, 2005

   (1) Type of shares to be acquired:

       Shares of common stock of the Company

   (2) Aggregate number of shares to be acquired:

       Up to 2,500,000 shares (2.19% of the total number of outstanding shares)

   (3) Aggregate amount of acquisition price of shares to be acquired:

       Up to ¥2,000 million

   (4) Schedule for acquisition of treasury stock:

       July 14, 2005 to September 22, 2005

2. Cumulative total of treasury stock purchased after the date of resolution at the Ordinary General Meeting of Shareholders (July 13, 2005)

   (1) Number of shares purchased:

       1,848,700 shares

   (2) Aggregate amount of acquisition price:

       ¥1,449,935,400

File Number: 82-4664

# BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on September 6, 2005.